December 10, 2007

Mail Stop 3561

*By U.S. Mail and facsimile to (310) 201-3023*

Mr. Ronald D. Sugar
Chief Executive Officer
Northrop Grumman Corporation
1840 Century Park East
Los Angeles, California 90067

> **Re:    Northrop Grumman Corporation**
> **Definitive 14A**
> **Filed April 12, 2007**
> **File No. 001-16411**

Dear Mr. Sugar:

We have reviewed your response letter dated October 18, 2007 and have the following comments.  Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your supplemental response to prior comment 4. Please confirm that you will identify all benchmark companies in future filings.

2. We note your response to prior comment 9.  In future filings, please disclose all performance targets related to your Supplemental Goals for Sector Operating Units, including without limitation, new product development, new business initiatives and productivity.

3. We note your response to prior comment 14 which indicates that plan provisions were determined based upon "market prevalence" and "prevalent market data." In future filings, please describe in greater detail how appropriate payment and benefit levels were determined.

Please contact me at (202) 551-3314 with any questions.

Sincerely,


Daniel Morris
Attorney-Advisor